03016254

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities Inc.	0001084701
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, March 4, 2003, Series 2003-2	333-76805 ~~333-72880~~

Name of Person Filing the Document
(If Other than the Registrant)

RECD S.E.C.
MAR - 2003
1086

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: ~~January~~ March 4, 2003

NEW CENTURY MORTGAGE SECURITIES, INC.

By:________________________________

Name: Kevin Cloyd

Title: Exec. V.P.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

1. Combined Orig Loan-to-Value Ratio (%)

Combined Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	113	14,502,515.40	3.63
50.01 - 55.00	41	5,778,431.54	1.44
55.01 - 60.00	78	12,150,365.43	3.04
60.01 - 65.00	127	22,535,423.40	5.63
65.01 - 70.00	237	36,580,903.76	9.14
70.01 - 75.00	365	58,199,290.76	14.55
75.01 - 80.00	704	119,509,071.37	29.87
80.01 - 85.00	352	66,955,520.88	16.74
85.01 - 90.00	312	62,678,978.76	15.67
90.01 - 95.00	6	1,168,425.06	0.29
Total:	2,335	400,058,926.36	100

Weighted Average: 77.03

2. FICO Score

FICO Score	Number *of Mortgage* Loans	Aggregate *Remaining* Principal Balance	% of Aggregate *Remaining* Principal Balance
500 - 524	222	33,358,678.05	8.34
525 - 549	297	46,588,863.03	11.65
550 - 574	295	46,873,430.95	11.72
575 - 599	309	50,727,279.49	12.68
600 - 624	345	61,355,678.86	15.34
625 - 649	319	55,891,750.38	13.97
650 - 674	271	50,644,162.61	12.66
675 - 699	131	25,049,942.91	6.26
700 - 724	78	15,641,263.16	3.91
725 - 749	40	7,633,601.16	1.91
750 - 774	22	5,390,540.18	1.35
775 - 799	6	903,735.58	0.23
Total:	2,335	400,058,926.36	100

Weighted Average: 609
% UPB missing FICOs: 0.0